AMENDED AND RESTATED OPERATING AGREEMENT

OF

SQUAREX, LLC,

a Delaware limited liability company

Dated and Effective as of January 1, 2020.

AMENDED AND RESTATED OPERATING AGREEMENT

OF

SQUAREX, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT is dated and effective as of the 1st day of January, 2020, by the parties set forth on the attached signature page.

RECITALS

WHEREAS, one of the Members, Dr. Hugh McTavish, established the Company for the purpose of holding, developing, leveraging, and selling certain patent rights and other related activities, and

WHEREAS, the Members are amending and restating in its entirety that certain Operating Agreement of the Company dated and effective as of September 1, 2012, as amended January 1, 2016 (the "Original Operating Agreement") with this Agreement to generally document the current limited liability company arrangement.

WHEREAS, Judd Robert Herberger as Trustee of The Judd Herberger Trust, dated April 12, 1999 as amended sold all of Herberger's Units in the Company to Hugh McTavish and other parties on December 6, 2019 and resigned from the Board of Directors of the Company and waived his management and control rights under the Original Operating Agreement and is no longer a Member of the Company, his consent or approval of this Amended and Restated Operating Agreement is not required.

NOW, THEREFORE, in consideration of the following premises; the foregoing recitals, which are incorporated into the Agreement by this reference; the mutual terms, covenants, and conditions contained in this Agreement; and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

ARTICLE I

ORGANIZATIONAL MATTERS

1.1 Formation. Subject to the provisions hereof, the Company shall be a limited liability company under and pursuant to the provisions of the Act and the parties set forth in the attached Schedule 1.1 shall enter into this Agreement in order to set forth the rights and obligations of the Members and certain matters related thereto. Except as expressly provided herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act.

1.2 Name. The name of the Company is "IGF Oncology, LLC." The business of the Company may be conducted under any other name or names deemed advisable by the President, who may change the name of the Company at any time and from time to time in his sole discretion.

1.3 Registered Office; Principal Office. The registered office of the Company in the State of Delaware shall be at 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904, and the registered agent for service of process on the Company at such registered office shall be National Registered Agents, Inc. The principal office of the Company shall be at 429 Birchwood Courts, Birchwood, Minnesota 55110. The Company may maintain offices at such other place or places as the President deems advisable.

1.4 Term. The Company shall continue in existence perpetually unless duly dissolved pursuant to any provision of this Agreement or by operation of law.

ARTICLE II

DEFINITIONS; CONSTRUCTION OF AGREEMENT

2.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below. A defined term has its defined meaning throughout this Agreement and in each exhibit, attachment and schedule attached to the Agreement regardless of whether it appears before or after the place where it is defined.

"Act" means the Delaware Limited Liability Company Act, as it may be amended from time to time.

"Additional Members" has the meaning set forth in Section 11.2 hereof.

"Adjusted Property" means any property the value of which has been adjusted on the books of the Company by the President pursuant to Section 1.704-1(b)(2)(iv)(g) of the Allocation Regulations.

"Affiliate" of a Person shall mean a Person which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person and, when used with respect to the Company, shall include any holder of the Units of the Company or any Director or officer of the Company. "Control" and "controlled by" means the ownership or control of securities possessing at least fifty percent (50%) of the voting power of all outstanding voting securities of the Person or the power otherwise to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting stock, by contract, or otherwise.

"Agreement" means this Amended and Restated Operating Agreement, as it may be further amended or restated from time to time. This Agreement shall amend, restate, and supersede in its entirety the Original Operating Agreement. This Agreement shall be a "limited liability company agreement" as defined in the Act.

"Allocation Regulations" means Treas. Reg. 1.704-1(b) *et seq.* as such regulations may be amended and in effect from time to time and any corresponding provisions of succeeding regulations.

"Board of Directors" or *"Board"* has the meaning set forth in Section 6.1 hereof.

"Capital Account" means the capital account maintained for a Member pursuant to Section 4.3 hereof.

"Capital Contribution" means the cash or other property contributed to the Company by a Member pursuant to this Agreement.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on January 20, 2004, as such certificate may be amended or restated from time to time.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, and any successor to such statute.

"Company" means the limited liability company formed pursuant to the Certificate of Formation.

"Directors" shall mean the Director(s) of the Company, or any successor Director(s) appointed in accordance with the provisions of this Agreement. The Director(s) may also be collectively referred to as the *"Board"* or *"Board of Directors."*

"Effective Date" means the date of this Agreement.

"Indemnitee" means any Member, any Director on the Board of Directors, any officer, including but not limited to the President, and any Person who is or was serving at the request of the Company acting through a Member, Director or officer, or as a director, officer, member, manager, trustee, employee or agent of another limited liability company, corporation, company, joint venture, trust or other enterprise.

"Limited Liability Company Interest" means a Member's share of the profits and losses of the Company and a Member's right to receive distributions of the Company's assets as provided in this Agreement.

"Liquidator" means the Person designated pursuant to Section 13.3 hereof to act as liquidating trustee of the Company.

"Majority In Interest" shall mean the Members who own in excess of 50% of the Units then outstanding.

"Members" means the parties listed in Schedule 1.1 hereto to this Agreement, any Additional Members, and any transferees of Units admitted as Members pursuant to Section 10.4 hereof.

"Net Agreed Value" means (a) in the case of any property contributed to the Company, the fair market value of such property reduced by any indebtedness either assumed by the Company upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Member, the fair market value of such property at the time of such distribution reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution.

"Net Income" means, for any taxable period, the excess, if any, of the Company's items of income and gain over the Company's items of loss and deduction for such taxable period, as such items are determined in accordance with Section 4.3 and Article 5 hereof.

"Net Loss" means, for any taxable period, the excess, if any, of the Company's items of loss and deduction over the Company's items of income and gain for such taxable period, as such items are determined in accordance with Section 4.3 and Article 5 hereof.

"Person" means an individual, limited liability company, corporation, partnership, trust, unincorporated organization, association or other entity.

"Recapture Income" means any gain recognized by the Company (but computed without regard to any adjustment required by Section 734 or 743 of the Code) upon the disposition of any property or assets of the Company that is not capital gain because such gain represents the recapture of deductions previously taken for federal income tax purposes with respect to such property or assets.

"Tax Matters Partner" means the Member designated as such pursuant to Section 9.3 hereof.

"Units" means the units that represent the Limited Liability Company Interests of the Members in the Company.

"Winding-Up" means the period during which the affairs of the Company are terminated and the liquidation and sale of the assets of the Company is accomplished, such process commencing when the Company is dissolved for any reason and the business of the Company is not continued as provided in Section 13.2 hereof.

2.2 Titles and Captions. All article or section titles or captions in this Agreement shall be for convenience only, shall not be deemed part of this Agreement and shall in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to articles and sections of this Agreement.

2.3 Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

2.4 Construction of Term "Includes." The term "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions.

2.5 Exhibits and Schedules. All exhibits and schedules attached hereto or referenced herein are expressly incorporated herein and made a part of this Agreement; provided, however, that if there is any conflict or inconsistency between the body of this Agreement and any such exhibit or schedule, the provisions of the body of this Agreement shall prevail.

ARTICLE III

PURPOSE AND POWERS

3.1 Purpose. The Company's activities shall be limited at all times to those activities permitted pursuant to the Act.

ARTICLE IV

CAPITAL CONTRIBUTIONS

4.1 Account. On the Effective Date, the Members shall have made such contributions and shall have such Units set forth opposite his, her, or its name on the attached Schedule 1.1.

4.2 Additional Capital Contributions. Except as provided in the Act or in this Section, no Member shall be obligated to make any additional Capital Contributions. Members may make only such additional Capital Contributions as are approved by a Majority of the Board of Directors. No Member shall have any right to make any additional Capital Contribution. Any additional Capital Contributions shall be made in the form of a purchase of additional Units at a purchase price determined by the President and approved by the Board of Directors.

4.3 Capital Accounts. The Company shall maintain for each Member a separate Capital Account. Such Capital Account shall be increased by (i) the cash amount or Net Agreed Value of all Capital Contributions made by such Member and (ii) all items of Company income and gain computed in accordance with this Section 4.3 and allocated to such Member pursuant to Article 5 hereof. Such Capital Account shall be decreased by (x) the cash amount or Net Agreed Value of all actual and deemed distributions of cash or property made to such Member and (y) all items of Company deduction and loss computed as provided in this Section 4.3 and allocated to such Member pursuant to Article 5 hereof. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Members' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose) subject to such adjustments or other methodologies as may be permitted or required by the Allocation Regulations as interpreted

and applied in the discretion of the President. It is the intent of the Members that the Capital Accounts of the Members shall be maintained in accordance with and as provided in the Allocation Regulations as interpreted and applied in the discretion of the President.

4.4 Interest. Except as herein expressly provided, no interest shall be paid by the Company on Capital Contributions or on balances in Capital Accounts.

4.5 No Withdrawal. No Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Company, except as provided in Section 5.3 or Article 13 hereof.

4.6 Restoration of Deficit Balances. No Member shall be required to restore any deficit balance in its Capital Account.

4.7 Loans from Members. Loans from a Member to the Company shall not be considered Capital Contributions but shall be treated for all purposes as loans from an unrelated third party.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocation of Net Income and Net Loss Among Members. For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, after giving effect to the required allocations set forth in Section 5.1(a) hereof, Net Income or Net Loss for any taxable year (or portion thereof) shall be allocated among the Members pro rata in proportion to their respective Units.

(a) *Required Allocations.* Prior to making any allocations provided above, the following required allocations shall be made:

(i) Allocation Regulations. Items of Company income, gain, loss and deduction shall be allocated as necessary to cause the allocations provided in this Agreement to have economic effect or, with respect to non-recourse deductions, to be deemed to be in accordance with the Members' interests in the Company, as provided in the Allocation Regulations. The allocations required pursuant to this Section 5.1(a)(i) are intended to constitute a "qualified income offset" and, if necessary, a "minimum gain chargeback" as such terms are defined in the Allocation Regulations.

(ii) Gross Income Allocations. In the event any Member has a deficit balance in its Capital Account at the end of any Company taxable period, other than a deficit attributable to nonrecourse deductions as permitted in the Allocation Regulations, such Member shall be specially allocated items of Company gross income and gain in the amount of such deficit as quickly as possible.

(iii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to the Allocation Regulations to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to the Allocation Regulations.

(iv) Curative Allocation. The allocations set forth in Section 5.1(a)(i) and (ii) hereof (the "Required Allocations") are intended to comply with the Allocation Regulations. Notwithstanding any other provision of this Section 5.1 hereof, the Required Allocations shall be taken into account in allocating Net Income, Net Loss and other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such items of Net Income, Net Loss and other items of income, gain, loss and deduction allocated to each Member pursuant to this Article 5, when taken together, shall be equal to the net amount of such items that would have been allocated to each such Member had the Required Allocations and the curative allocations provided in this Section 5.1(a)(iv) not otherwise been made.

5.2 Tax Allocations.

(a) For federal income tax purposes, except as otherwise provided in this Section 5.2, each item of income, gain, loss and deduction of the Company shall be allocated among the Members in accordance with the manner in which Net Income or Net Loss was allocated as provided in Section 5.1 hereof.

(b) With respect to any Adjusted Property, the President shall have complete discretion to make allocations of gain, loss, depreciation and cost recovery deductions attributable to such property pursuant to this Section 5.2(b) and to make any adjustments to Capital Accounts in any manner consistent with Section 704 of the Code and the Allocation Regulations.

(c) All items of income, gain, loss, deduction, credit and basis allocation recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Company; provided that such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by Sections 734 and 743 of the Code and, where appropriate, to provide only Members recognizing gain on Company distributions covered by Section 734 of the Code with the federal income tax benefits attributable to the increased basis in Company property resulting from any election under Section 754 of the Code.

(d) If any Recapture Income results from the sale or other taxable disposition of a Company asset, the amount of any gain from such disposition allocated to or recognized

by a Member or its successor in interest for federal income tax purposes pursuant to this Section 5.2 shall be deemed to be Recapture Income to the extent that such Member has been allocated or has claimed any deduction directly or indirectly giving rise to the treatment or such gain as Recapture Income.

(e) Each item of Company income, gain, loss and deduction attributable to a transferred Unit shall, for federal income tax purposes, be determined on a monthly or other basis, as required or permitted by Section 706 of the Code and shall be allocated to the holder of such Units as of the close of business on the day preceding the first day of such month or other period; provided that gain or loss on a sale or other disposition of all or a substantial portion of the assets of the Company shall be allocated to the holder of the Units on the date of sale. The President may revise, alter or otherwise modify such methods of determination and allocation as it deems necessary, to the extent permitted by Section 706 of the Code and regulations or rulings promulgated thereunder.

5.3 Distributions. Distributions shall be made to the Members on a pro rata basis as they may be approved by the President from time to time. Any distributions provided herein shall be subject to the payment of any then currently due and payable obligations or liabilities of the distributee to the Company. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to the Members on account of their interest in the Company if such distribution would violate Section 18-607 of the Act or any other applicable law.

ARTICLE VI

MANAGEMENT AND OPERATION OF BUSINESS

6.1 General Authority.

(a) President's Authority. The business and affairs of the Company shall be directed by a President except as expressly stated otherwise in this Agreement. Jack V. Talley, Jr., shall be the president (the "President") of the Company, and he shall remain as the President until his death, incapacity, resignation or removal as provided in this Agreement. The President shall have all rights, powers and authority of a "manager" under the Act and otherwise under applicable law and as provided for in this Agreement. Except as otherwise expressly provided herein, no Member or Director shall take part in the day-to-day management, or the operation or capital of the business and affairs of the Company. No Person shall have any power or authority to bind the Company unless such Person has been authorized by the President to act on behalf of the Company. Except as expressly set forth in this Agreement, the President shall have the exclusive power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any or all property of the Company, (b) open bank accounts and otherwise invest the funds of the Company, (c) purchase insurance on the business and assets of the Company, (d) commence lawsuits and other proceedings, (e) enter into any agreement, instrument or other writing, except for agreements under section 6.1(b)(v) that require Board approval, (f) retain accountants, attorneys or other agents, (g) grant mortgages

or other security interests with respect to any real or personal property of the Company and refinance any mortgage so granted, (h) expend funds and contract to expend funds, provided such expenditures are reasonably consistent with a budget approved by the Board under section 6.1(b)(i) or are not objected to by a majority of the Board when the Board is presented with the next quarterly financial statement under section 6.1(b)(i), and (i) take any other lawful action that the President considers necessary, convenient or advisable in connection with any business of the Company. The President may delegate in writing to another person any of the powers listed above, which delegation may be withdrawn in writing at any time by the President. The President shall notify the Board of any delegations of the powers of the President. The President may resign at any time by giving written notice to Company. However, if such resignation violates any provisions contained in this Agreement or the provision of any contractual agreement between the President and the Company, the Company may recover from the President damages for such breach as provided in this Agreement or by law. The election or appointment of the President shall not in and of itself create contractual rights in favor of any party. The President may be appointed and removed by a Majority of the Board of Directors.

(b) Board of Directors' Authority. Notwithstanding the foregoing, the following matters of the Company shall be decided by a Majority vote of the Board of Directors:

(i) The approval of annual operating budgets and quarterly financial statements of the Company.

(ii) The approval of any offering to investors of new Units in the Company.

(iii) The certification that conditions for funding stipulated in any investor agreements with investors of the Company have been met

(iv) Any sale or other transfer of Intellectual Property Rights.

(v) The grant of any license with respect to any Intellectual Property Rights (except an exclusive license in accordance with Section 6.1(d)), and the terms and conditions of any such license (including, without limitation, the amount and form of any initial payment and of any subsequent royalty or other deferred payments to be received pursuant to such license).

(vi) Any conversion, merger or reorganization of the Company with any other entity, or the acceptance by the Company of consideration in a form other than cash (e.g., stock in another corporation) in exchange for any Intellectual Property Rights.

(vii) Converting or otherwise changing the form of the Company into a corporation and, following such conversion, making a public offering of stock in the Company.

(viii) Officer hiring and officer compensation; provided that no Director shall have any authority to vote on matters relating to compensation of that Director or its Affiliates.

(ix) The grant or distribution of options or warrants to purchase Units in the Company, and the terms of such options or warrants.

(x) Admitting any Person as a Member of the Company except as provided in this Agreement.

(xi) Issuing warrants or options to acquire Units and the terms of any such warrants or options.

6.2 Composition. The Board shall consist of three (3) Persons as determined pursuant to this Section, Dr. Hugh McTavish and two (2) other Persons. The agreement of a Majority In Interest of the Members may increase or decrease the number of Persons then serving on the Board.

6.3 Election of Directors. Except for Dr. Hugh McTavish, who shall remain on the Board of Directors until his death, incapacity, resignation or removal as provided in this Agreement, each Director shall be elected by an affirmative vote of a Majority In Interest of the Members. Except for Dr. Hugh McTavish, vacancies on the Board with respect to any Director may be filled by the affirmative vote of the remaining Directors of the Board, though less than a quorum; provided, that newly created seats on the Board resulting from an increase in the authorized number of Directors shall be filled by the affirmative vote of a Majority in Interest of the Members. Persons so elected shall be Directors until their successors are elected by the Members, who may make such election at the next regular or special meeting of the Members. An individual shall cease to be a Director upon such person's death or dissolution. The estate or representative of such decedent shall neither be a Director nor have any powers of a Director.

6.4 Term. Except for Dr. Hugh McTavish, who shall remain on the Board of Directors until his death, incapacity, resignation, or removal as provided in this Agreement, each Director shall serve for an indefinite term that expires at the next regular or special meeting of the Members, or until his, her, or its successor is appointed or elected, or until his, her, or its earlier death, resignation, removal as provided by this Agreement. A Director may resign at any time by giving written notice to Company. However, if such resignation violates any provisions contained in this Agreement or the provision of any contractual agreement between such Director and the Company, the Company may recover from such Director damages for such breach as provided in this Agreement or by law. The election or appointment of Director shall not in and of itself create contractual rights in favor of any party. Except for Dr. Hugh McTavish, a Director may only be removed or replaced as a Director by a Majority in Interest of the Members, with or without cause. Dr. Hugh McTavish may only be removed as a Director "for cause" by a Majority in Interest of the Members and a Majority of the Members. "For cause" shall mean (i) Dr. Hugh McTavish's conviction for any criminal act, (ii) any intentional and/or willful act of fraud or dishonesty by Dr. Hugh McTavish in any material respect related to or connected with Dr. Hugh McTavish's duties and responsibilities to the Company, or (iii) the willful and continued failure, neglect or refusal by Dr. Hugh McTavish to substantially perform his duties.

6.5 Voting. On all matters submitted to a vote of the Board, each Director will have one (1) vote. Except as expressly set forth in this Agreement, the acts of a Majority of the Directors present at a meeting at which a quorum is present shall be an act of the Board.

6.6 Meeting. A regular meeting of the Board may be held at least once annually at such time and place as the Board may decide. In addition, any Director may call a Board

meeting by giving notice to all Directors of the date and time of the meeting at least five (5) days prior to the meeting or such longer or shorter period of time as the Board may establish by resolution adopted by the Board. The notice need not state the purpose of the meeting. The notice shall be delivered to each Director by U.S. Mail, by hand delivery, or by e-mail to the addresses of each Director as set forth in the Company's records. If a meeting schedule is adopted by the Board, or if the date and time of a Board meeting has been announced at a previous meeting, no notice shall be required. A Director may waive notice of any meeting before, at or after the meeting, in writing, orally or by attendance. Attendance at a meeting by a Director is a waiver of notice of that meeting unless the Director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

6.7 Quorum. A majority of the Directors shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the Directors present may continue to transact business until adjournment even though the withdrawal of a number of Directors originally present leaves less than the proportion or number otherwise required for a quorum.

6.8 Participation by Conference Telephone. Directors may participate in a meeting of the Board by means of conference telephone or similar communications equipment through which all Directors participating in the meeting may hear and speak to each other. Participation in a meeting pursuant to this Section 6.8 shall constitute presence in person at the meeting.

6.9 Action by Board of Directors Without a Meeting. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if the action is set forth in writing, signed by all the Directors, and delivered to the Company for inclusion in the minutes or filing with the Company records. Any action approved by written consent as described in this Section shall be effective upon execution by all the Directors regardless of when the consent is filed in the Company records.

6.10 Bank Accounts, Adequate Reserves. One or more Company bank accounts shall be established for the deposit and disbursement of funds of the Company. The President shall determine who is authorized to make deposits and withdrawals from such accounts.

6.11 Execution of Documents. Except as otherwise provided herein, any contract, deed, bill of sale, lease, mortgage, loan or note, or any other document on behalf of the Company shall be signed in the Company name by the President, or such other Person and/or entity as is properly authorized by the President and no other signatures shall be required, whether during the continuation or Winding-Up of the Company.

6.12 Books and Records. The President shall maintain accurate and complete books and records of the Company as required by law. Each Member shall have access to such books and records as required by the Act and the right to make copies thereof at any reasonable time and at such Member's own expense.

6.13 Committees. The President may establish committees having the authority of the President in the management of the business of the Company only to the extent provided in the resolution establishing such committee. Each such committee shall consist of one or more Persons appointed by the President, and shall, be subject at all times to the direction and control of the President. A majority of the members of the committee present at a meeting shall constitute a quorum for the transaction of business.

6.14 Compensation. Directors shall not receive compensation for their services as Directors, unless approved by the President; provided, however, that the Company may reimburse the Directors for expenses incurred to attend meetings and other appropriate activities. Nothing herein contained shall be construed to preclude any Director from serving the Company in any other capacity and receiving compensation therefore. The Company shall reimburse the President for all reasonable and necessary out-of-pocket expenses incurred by the President on behalf of the Company.

6.15 Affiliate Agreements. The Company may enter into agreements with a Member or an Affiliate of a Member as the President determines from time to time; provided, however, that such agreements are on commercially reasonable terms.

6.16 Liability for Certain Acts. Neither the Directors nor the President shall be personally liable to the Company or its Members for damages for any breach of duty as Directors or the President, as the case may be, except for any matter in respect to which such Director or President shall be liable for reason that, in addition to any and all other requirements for such liability, there shall have been a judgment or other final adjudication adverse to the Director or the President, as the case may be, that establishes that such Director's or President's (as the case may be) acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that such Director or the President personally gained in fact a financial profit or other benefit to which such Director or the President was not legally entitled or that with respect to a distribution subject to the limitations of Section 18-607 of the Act, such Director's or the President's acts were not performed in accordance with Section 18-402 of the Act. Neither the amendment nor the repeal of this Section 6.16 shall eliminate or reduce the effect of this Section 6.16 in respect to any matter occurring, or any cause of action, suit or claim that, but for this Section 6.16, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

6.17 No Exclusive Duty to Company. Neither a Director nor the President shall be required to manage the Company as such Director's or the President's sole and exclusive function, and the Directors and the President may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. Neither a Director nor the President shall incur liability to the Company or any Member as a result of engaging in any other business interests or activities.

6.18 Indemnification. The Company shall indemnify, insure, reimburse and hold harmless each Indemnitee as follows:

(a) In any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an Indemnitee was or is a party or is threatened to be made a party by reason of the fact that such Indemnitee is or was a member, manager, director, officer, employee or agent of the Company or any Member or a Person serving at the request of any Member or the Company in another entity in a similar capacity, involving an alleged cause of action arising directly or indirectly from the activities of such Indemnitee under this Agreement or from the management of the affairs of the Company, the Company shall indemnify, insure and hold harmless such Indemnitee for, from and against, and reimburse such Indemnitee for, all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with the defense or settlement of such action, suit or proceeding, if such Indemnitee acted in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Company; provided that the Indemnitee's conduct shall not have constituted gross negligence or willful or wanton misconduct. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that an Indemnitee did not act in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Company. The Company also shall indemnify, insure and hold harmless such Indemnitee for, from and against, and reimburse such Indemnitee for any action, suit or proceeding by or in the right of the Company to procure a judgment in its favor; provided that if in such action, suit or proceeding the Indemnitee shall have been adjudged to be liable for gross negligence or willful or wanton misconduct, such indemnification shall be provided only if, and only to the extent that, the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

(b) Expenses (including attorneys' fees and expenses) incurred in defending any action, suit or proceeding subject to Section 6.18(a) hereof shall be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Company as authorized hereunder.

(c) Any payment or other performance for or on behalf of any Indemnitee under Section 6.18(a) hereof, unless ordered by a court, shall be made by the Company only as authorized in the specific case and only upon a determination that such payment or performance is proper in the circumstances because such Indemnitee has met the applicable standard of conduct set forth in Section 6.18(a) hereof. Such determination shall be made by the President. Any such payment or performance shall be made only from the assets of the Company.

(d) The rights provided by this Section 6.18 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, by consent of all the Members, as a matter of law or otherwise. Such rights shall continue as to an Indemnitee

who has ceased to serve in the capacity giving rise to such right of indemnification and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee.

(e) The Company may purchase and maintain insurance on behalf of any one or more Indemnitees and other Persons as the President shall determine against any liability that may be asserted against or expense that may be incurred by such Person in connection with the activities of the Company, whether or not the Company would have the power to indemnify, insure or hold harmless such Person from and against or reimburse such Person for such liability hereunder.

(f) The rights of an Indemnitee under this Section 6.18 shall not be denied in whole or in part because the Indemnitee had an interest in the transaction with respect to which such rights apply if the transaction was otherwise permitted by the terms hereof.

(g) The provisions of this Section 6.18 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

6.19 Advisory Committee. The President may designate certain persons to serve as an Advisory Committee to the President (an "Advisory Committee"). The President may designate one or more persons to serve on the Advisory Committee. The Advisory Committee shall have such powers as the President may grant such Advisory Committee, including but not limited to providing advice to the President relating to the general management, policy and administration of the Company, and in the areas of oncology and the pharmaceutical or biotech fields. The Advisory Committee also shall at all times be subject to the control and direction of the President, and the President shall have the sole authority and discretion to decide whether the President will act on any Advisory Committee advice to the President.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF MEMBERS

7.1 Limitation of Liability. The Members shall have no liability to third parties or under this Agreement except as expressly provided herein or by the Act.

7.2 Management of Business. Only the President (and to the extent explicitly provided herein, the Board of Directors) shall take part in the operation, management or control of the business of the Company. No Member may transact any of its own separate business in the name of the Company.

7.3 Outside Activities. A Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. Neither the Company nor any of

the other Members shall have any rights by virtue of this Agreement in any other business ventures of any Member.

7.4 Return of Capital. No Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Company may be considered as such by law and then only to the extent provided for herein. Except as provided in this Agreement, no Member shall have priority over any other Members either as to the return of Capital Contributions or as to profits, losses or distributions.

7.5 Rights of the Members Relating to the Company. The Members shall have only such rights as may be expressly granted to Members in this Agreement or under the Act.

ARTICLE VIII

BOOKS, RECORDS AND ACCOUNTING

8.1 Records and Accounting. The President shall keep or cause to be kept at the principal office of the Company complete books and records of the Company. The books of account of the Company shall be maintained in accordance with the method of accounting determined by the President.

8.2 Fiscal Year. The fiscal year of the Company shall be the calendar year.

8.3 Reports; Other Information. The President shall furnish to the Members annual statements of income and loss, cash flow and a balance sheet for the Company and any other information required by the Act. The President shall promptly provide to the Members such other reports and information as any of the Members may request, however shall not be required to do so more often than once per quarter.

ARTICLE IX

TAX MATTERS

9.1 Preparation of Tax Returns. The President shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items necessary for federal and state income tax purposes and shall furnish to Members such tax information as is reasonably required for federal and state income tax reporting purposes or such additional information as it in its sole discretion determines. Each Member shall cooperate fully with the preparation of such returns, including providing such information on a timely basis as the President may require.

9.2 Tax Elections. The President shall, in his sole discretion, determine whether to make or revoke any available election under the Code.

9.3 Tax Controversies. The President shall designate the "Tax Matters Partner" (as defined in Section 6231 of the Code). In such capacity, the Tax Matters Partner shall use reasonable efforts to notify and consult with the Members regarding any action which it proposes to take in the capacity of Tax Matters Partner and shall duly consider any requests or suggestions made by the other Members, in each case to the extent that applicable deadlines reasonably allow it to do so. Notwithstanding the foregoing, each Member shall be authorized to participate in all examinations of the affairs of the Company by tax authorities, including resulting administrative and judicial proceedings and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the other Members and to do or refrain from doing any or all things reasonably required to conduct such proceedings in the manner most advantageous to the Company and the Members.

9.4 Tax Status. No election shall be made by the Company or any Member for the Company to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws except to the extent that the Company is disregarded as an entity for federal and state income tax purposes pursuant to applicable provisions of the Code.

ARTICLE X

TRANSFER OF INTERESTS

10.1 General. Except as expressly permitted by this Article 10, no Member shall gift, bequeath, sell, assign, encumber, pledge, hypothecate, exchange or otherwise transfer to another Person any Unit or any portion of a Unit.

10.2 Requirement for Board Approval. Except as set forth in Section 10.5 hereof (in which case this Section 10.2 shall not apply), if a Member desires to voluntarily transfer Units to another Person, such Member (the "Selling Member") shall obtain from such Person a bona fide written offer to purchase such Units, stating the terms and conditions upon which the transfer is to be made. The Selling Member shall give written notification to the Company and the other Members of his, her or its intention to transfer such Units and a copy of such bona fide written offer. The Board of Directors shall determine whether the Selling Member may transfer such Selling Member's Units to the Person set forth in the bona fide written offer. Assuming that the Board of Directors approves the Selling Member's transfer of such Selling Member's Units to the Person in the bona fide written offer, such Selling Member may transfer the Selling Member's Units to the Person in the bona fide written offer, and such Person shall be admitted as a Member pursuant to Sections 10.3 and 10.4 hereof. In the event that the Board of Directors fails to approve the Selling Member's transfer of such Selling Member's Units to the Person in the bona fide written offer, the Selling Member may not transfer such Selling Member's Units to the Person in the bona fide written offer.

10.3 Transferee Not a Member. Except as set forth in Section 10.2 hereof, no Person acquiring Units pursuant to this Article 10 or otherwise (other than Units acquired by an issuance directly from the Company, which is addressed in Sections 4.2 and 11.2 hereof), other than a Member, shall become a Member, unless such Person is approved as a Member by a vote of the

Board of Directors. If no such approval is obtained, such Person's Units shall only entitle such Person to receive the distributions and allocations of profits and losses to which the Member from whom or which such Person received such Units would be entitled.

10.4 Additional Requirements for Admission. The admission of any additional or substitute Member otherwise permitted pursuant to this Article 10 shall not become effective until (i) there shall have been filed with the Company a written instrument, pursuant to which such additional or substitute Member shall agree to be bound by all the terms and conditions of this Agreement, (ii) such additional or substitute Member shall have paid all reasonable legal fees and other out-of-pocket costs incurred by the Company in connection with such assignment or substitution, and (iii) all documents reasonably required by the President to effect the substitution or assignment shall have been executed and delivered to the Company.

10.5 Drag-Along Rights. Notwithstanding the provisions of Sections 10.1 and 10.2, if Members who collectively own a Majority in Interest of the Units (collectively, the "Majority Selling Members") desire to sell, and receive a bona fide offer to acquire, any of the Units owned by the Majority Selling Members, whether in a single transaction or in a related series of transactions, and such offer is acceptable to the Majority Selling Members but contingent on the purchase in such transaction or related series of transactions of all Units owned by the Members, then each of the remaining Members shall be obligated to, and hereby agrees to, sell all (but not less than all) of the remaining Members' Units to such third party purchaser upon the same terms and conditions offered to the Majority Selling Members. Each of the remaining Members further agrees to execute and deliver any and all agreements, documents and instruments, and to take all other actions, necessary or required to consummate such sale.

ARTICLE XI

ADMISSION OF MEMBERS

11.1 Members. On the Effective Date, the parties listed in Schedule 1.1 hereto shall be the Members of the Company.

11.2 Admission of Additional Members. A Person may be issued Units in the Company upon the written consent of a Majority of the Board of Directors. Upon the written consent of a Majority of the Board of Directors, a Person (other than a Member listed in Schedule 1.1) who will be issued Units by the Company shall be admitted to the Company as a Member of the Company (an "Additional Member") upon furnishing to the President (a) acceptance, in form satisfactory to the President, of all the terms and conditions of this Agreement and (b) such other documents as the President shall require. Such admission shall become effective on the date that the President determines that such conditions have been satisfied.

ARTICLE XII

RESIGNATION OF MEMBERS

No Member may resign from the Company except with the approval of the President.

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

13.1 Dissolution. The Company shall be dissolved only upon the following:

(a) the sale or other disposition of substantially all of the Company's assets;

(b) the written consent of the President;

(c) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event that terminates the continued membership of the last remaining Member of the Company in the Company unless the business of the Company is continued in a manner permitted by this Agreement or the Act; or

(d) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

Upon the occurrence of any event that causes the last remaining Member of the Company to cease to be a Member of the Company, to the fullest extent permitted by law, the personal representative of such Member is hereby authorized to, and shall, within ninety (90) days after the occurrence of the event that terminated the continued membership of such Member in the Company, agree in writing (i) to continue the Company and (ii) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member of the Company in the Company.

13.2 Continuation of Business of Company after Dissolution. Upon dissolution of the Company in accordance with Section 13.1(c) hereof, to the fullest extent permitted by law, the President may elect to reconstitute the Company and continue its business on the same terms and conditions set forth herein. Unless such an election is made within 90 days after dissolution, to the fullest extent permitted by law, the Company shall conduct only activities necessary to wind up its affairs.

13.3 Liquidation. Upon dissolution of the Company, unless the Company is continued pursuant to Section 13.2 hereof, the President shall act as Liquidator. If the President is unable to serve in such capacity, the President may be removed and a Liquidator appointed by a Majority in Interest of the Member and a majority of the Members. The Liquidator shall be entitled to receive such compensation for its services as may be approved by a Majority in Interest of the Member and a majority of the Members. Except as expressly provided in this Article 13, the Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the President under the terms hereof (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out its duties and functions hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the Winding-Up and liquidation of the Company. The Liquidator shall

liquidate the assets of the Company, and shall apply and distribute the proceeds of such liquidation, unless otherwise required by mandatory provisions of applicable law as follows:

(a) To Company liabilities owed to creditors including to Members other than for their interests in capital and income;

(b) To reasonable reserves, if any, deemed necessary by the President to provide for the contingent liabilities of the Company; and

(c) To the Members in an amount equal to the positive balances in their respective Capital Accounts.

13.4 No Distribution in Kind. Notwithstanding the provisions of Section 13.3 hereof which require the liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if on dissolution of the Company the Liquidator determines that an immediate sale of part or all of the assets of the Company would be impractical or would cause undue loss to the Members, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (other than those to Members) but shall not, under any circumstances, make any distributions in kind, other than cash or cash equivalents, to the Members unless agreed to in writing by a Majority in Interest of the Members and a Majority of the Members. For allocation purposes only, any property distributed in kind in liquidation shall be valued and treated as though the property was sold and the cash proceeds distributed; the difference between such value of property distributed in kind and its book value shall be treated as gain or loss on the sale of property and shall be credited or charged to the Members in the proportions in which they share income and taking into account the adjustments for income tax purposes, if any, all as set forth in Article 5 hereof. Notwithstanding the foregoing, the Company shall not be terminated until all assets are reduced to cash or cash equivalents and such cash or cash equivalents are distributed to the Members.

13.5 Cancellation of Certificate of Formation. Upon the completion of the distribution of Company property as provided in Sections 13.3 and 13.4 hereof, the Liquidator (or the President, if necessary) shall cause the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in any jurisdictions to be canceled and shall take such other actions as may be necessary to terminate the Company. Upon the effectiveness of cancellation of the Certificate of Formation, the Company shall be terminated.

13.6 Return of Capital. No Members shall be personally liable for the return of the Capital Contributions of the Members, or any portion thereof. Any such return shall be made solely from Company assets.

13.7 Waiver of Partition. Each Member hereby waives any rights to partition of the Company property.

ARTICLE XIV

AMENDMENT OF THIS AGREEMENT; MERGERS AND CONSOLIDATIONS

14.1 This Agreement may only be amended by the written consent of the President and a Majority In Interest of the Members.

14.2 Any merger or consolidation of the Company may only be effectuated by the written consent of the President and a Majority In Interest of the Members.

ARTICLE XV

GENERAL PROVISIONS

15.1 Addresses and Notices. Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail or by other means of written communication to the Member at the address described below or by e-mail when receipt is acknowledged by return e-mail. Notices and other communications provided for herein shall be in writing and shall be delivered or sent as hereinabove provided addressed to the addresses set forth in the books and records of the Company or by e-mail when receipt is acknowledged by return e-mail. A Member may at any time or from time to time designate, by notice to the other Members, another address within the United States in lieu of the address specified herein or in any previous designation pursuant to this sentence. The addresses for notices pursuant to this Section shall constitute the business addresses of the respective Members for purposes of the Act. Any notice to the Company shall be deemed given if received by the President at the principal office of the Company.

15.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

15.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

15.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

15.5 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any Member.

15.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy

consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

15.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the local laws of the State of Delaware.

15.9 Severability of Provisions. If any provision of this Agreement shall be or become invalid, illegal or unenforceable in any respect, such provision shall be given the maximum permissible force and effect, and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

15.10 Nature of Units. The Units shall be personal property for all purposes. The Members shall not have any interest in any specific assets of the Company, and the Members shall not have the status of a creditor with respect to any distribution pursuant to this Agreement.

IN WITNESS WHEREOF, the Members, President, and Board Directors of Squarex, LLC, have executed this Agreement as of January 1, 2020. As required under provisions of the Existing Operating Agreement governing the amendment thereof, this Agreement will be effective only when it is signed by Dr. Hugh McTavish and by a Majority of Interest of the Members. A Member's failure to sign this Agreement in the space provided below shall not affect the validity of this Agreement if the conditions in the immediately preceding sentence are satisfied.

____
Dr. Hugh McTavish, Director and Member

____
Dr. Arkadiusz Z. Dudek, Director and Member

____
Jack V. Talley, Jr., Director and President

Bioventures, LLC, Member
Dr. Nancy Gray,
Director of Bioventures, LLC

Thomas D. Horn , Member

Ronald L. Way, Member

Sandra L. McTavish, Member

Catherine G. Strubing, Member

Martha T. McTavish, Member

Kathleen Littrell, Member

Gary Hildebrand, Member

SCHEDULE 1.1
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
SQUAREX, LLC

As of December 31, 2019

Member	Units
Dr. Hugh McTavish	1,773,861
Dr. Thomas D. Horn	349,500
Ronald L. Way	372,480
Sandra Lee McTavish*	345,730
Bioventures, LLC	150,000
Gary Hildebrand	183,453
Martha McTavish	39,748
Arkadiusz Dudek	152,877
Kathleen Littrell	3,027
Catherine Strubing	30,575
Total Units	**3,401,251**

* Hugh McTavish votes Sandra L. McTavish's Units